SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                            Struthers Industries, Inc.
                               (Name of Issuer)

                    Common Stock, par value $0.10 per share
                        (Title of Class of Securities)

                                  863583100
                                (CUSIP Number)

                             Richard H. Rowe, Esq.
                       Proskauer Rose Goetz & Mendelsohn
                       1233 20th Street, N.W., Suite 800
                            Washington, D.C.  20036
                                (202) 416-6820


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 5, 1996

                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, fshould be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                                            Page 2

CUSIP NO. 863583100

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            WINCO Corp.


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                  (a) __
                                                                  (b) __

3.    SEC USE ONLY



4.    SOURCE OF FUNDS*

            00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                  __


6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

            DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.    SOLE VOTING POWER




8.    SHARED VOTING POWER

            123,785,000

9.    SOLE DISPOSITIVE POWER



10.   SHARED DISPOSITIVE POWER

            138,490,856

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            138,490,856
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            90%

14.   TYPE OF REPORTING PERSON

            CO

CUSIP NO. 863583100

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Northwest Asian Territory Family Trust III


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                  (a) __
                                                                  (b) __

3.    SEC USE ONLY



4.    SOURCE OF FUNDS*

            AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                  __


6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

            District of Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.    SOLE VOTING POWER




8.    SHARED VOTING POWER

            123,785,000

9.    SOLE DISPOSITIVE POWER



10.   SHARED DISPOSITIVE POWER

            138,490,856
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            138,490,856

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            90%

14.   TYPE OF REPORTING PERSON

            OO

CUSIP NO. 863583100

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            J.A. Gommel


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                  (a) __
                                                                  (b) __

3.    SEC USE ONLY



4.    SOURCE OF FUNDS*

            AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                  __


6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.    SOLE VOTING POWER

      238,500


8.    SHARED VOTING POWER

            123,785,000

9.    SOLE DISPOSITIVE POWER



10.   SHARED DISPOSITIVE POWER

            138,490,856

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      138,490,856

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            90%

14.   TYPE OF REPORTING PERSON

            IN

Item 1.     Security and Issuer
            Common Stock, par value $.10 per share ("Common Stock") Struthers Industries, Inc., a Delaware Corporation ("Struthers") 601 ONEOK Plaza
            100 West Fifth Street
            Tulsa, Oklahoma  74130

Item 2.     Identity and Background
            The Filing Persons are:

            WINCO Corp., a Delaware Corporation engaged in the formation and implementation of commercial enterprises involving the telecommunications industry ("WINCO")
            1875 Century Park East
            Suite 930
            Los Angeles, California  90067

            Northwest Asian Territory Family Trust III, a District of Columbia family trust (the "Trust")

            c/o Sean P. O'Keefe
            WINCO Corp.
            1875 Century Park East
            Suite 930
            Los Angeles, California  90067

            J. A. Gommel, trustee of the Trust (the "Trustee")

            c/o Sean P. O'Keefe
            WINCO Corp.
            1875 Century Park East
            Suite 930
            Los Angeles, California  90067

            None of the Filing Persons has been convicted or subject to any of the judgments, decrees or orders enumerated in Item 2(d) and (e) of Schedule 13D.

            Information responsive to Items 2 through 6 of Schedule with respect to the executive officers and directors of WINCO other than Filing Persons will be included in Schedule A to this Statement to be filed by amendment.


Item 3.     Source and Amount of Funds or Other Consideration
            WINCO and the other stockholders of WINCOM Corp. ("WINCOM") acquired beneficial ownership of 138,490,856 pre-split shares of Common Stock (the "Shares") in exchange for all of the issued and outstanding common stock of WINCOM in the transaction described in response to Item 5.

Item 4.     Purpose of Transaction
            See response to Item 5. WINCO acquired beneficial ownership of its portion of the Shares to acquire control of an entity that is a reporting company under the Securities Exchange Act of 1934 (the "Exchange Act") in order to access the public capital markets to finance WINCOM's business plan and to satisfy conditions in agreements between WINCOM and holders of interactive video and data system licenses for the acquisitions of those licenses by WINCOM.

            Sean P. O'Keefe, a director of WINCO, has been appointed President of Struthers and upon satisfaction of certain requirements of the Exchange Act as to notice to Struthers stockholders, a majority of the Struthers Board of Directors will be replaced by three designees of WINCO, Sean P. O'Keefe, Raoul Carroll and Jarius DeWalt.

            Although not required by Delaware law, the Agreement contemplates that Struthers stockholders of record at September 5, 1996 other than WINCO, will be provided appraisal rights comparable to those that would be provided by Delaware law were WINCOM to be merged with Struthers. Those stockholders will be provided the opportunity to elect such appraisal rights at the next annual meeting of Struthers stockholders. Stockholders who elect to exercise those rights will receive the appraised value of their shares of Common Stock in cash.

            Struthers also has the obligation to issue approximately 19,971,000 shares of Common Stock upon conversion of outstanding WINCOM preferred stock and in payment of accrued dividends on that stock.


Item 5.     Interest in Securities of the Issuer
            See response to Items 3 and 4.

            On September 5, 1996, WINCO and Struthers entered into an agreement (the "Agreement") for the acquisition of the Shares by WINCO in exchange for all of the issued and outstanding common stock of WINCOM. The Agreement supserded a previously announced agreement for the merger of Struthers and WINCOM.

            Struthers delivered 13 million shares of Common Stock to WINCO on September 6, 1996. The remaining shares (the "Remaining Shares") will be delivered upon the approval by the Struthers stockholders in accordance with Delaware law and the provisions of the Exchange Act of an amendment to the Certificate of Incorporation of Struthers to provide for an increase in the authorized Common Stock, a .425 to one reverse stock split of the Common Stock, a decrease in the par value of the Common Stock to $.01 per share and a change of the name of Struthers to WINCOM Corp. Struthers will not solicit proxies from its stockholders for approval of the foregoing changes in its Certificate of Incorporation but will provide them with an information statement in accordance with the Exchange Act.

            Under an agreement, dated September 3, 1996, among the former stockholders of WINCOM (the "Shareholders' Agreement"), upon the effectiveness of the changes in the Certificate of Incorporation of Struthers described above, WINCO will have the right to vote and dispose of approximately 52,687,830 post-split Shares or approximately 72% of the outstanding Common Stock and the other former stockholders of WINCOM, including certain directors of WINCO and the Trustee, individually will have the right to vote approximately 6,170,783 post-split shares or approximately 18% of the outstanding Common Stock, although the Shareholders' Agreement restricts the right of each of the former stockholders of WINCOM, other than WINCO, to dispose of their Shares for a period of five years. Under that Agreement, 10% of each stockholders' Shares may be disposed 90 days after delivery of the Remaining Shares; 10% after the first anniversary date of such delivery; 10% after the second anniversary date; 20% after the third anniversary date; 25% after the fourth anniversary date; and 25% after the fifth anniversary date. WINCO has the right to repurchase any Shares as to which such restrictions have not lapsed, if the owner violates the non-competition provisions of the Shareholders' Agreement. Thus, WINCO may be deemed to share dispositive power over the Shares owned by the other former stockholders of WINCOM. The Trustee has a right to acquire 238,500 post-split shares under the Shareholders' Agreement.

            The Filing Persons engaged in no other transactions in Common Stock during the 60 days prior to the filing of this statement.

            The Trust holds 100% of the issued and outstanding common stock of WINCO. The Trustee has the sole power to vote and to dispose of the WINCO Common Stock held by the Trust. By reason of the foregoing the WINCO, the Trust and the Trustee may be deemed to share the power to vote and to dispose of the Shares.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            See responses to Items 4 and 5.


Item 7.     Material to Be Filed as Exhibits

      a. Agreement and Plan of Reorganization by and Among Struthers Industries, Inc., WINCO Corp. and the Stockholders of WINCOM Corp.

      b.    Joint Filing Agreement.

      c.    Shareholders' Agreement

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              WINCO Corp.

September 16, 1996                  by/s/William A. Shea, Jr.

                                    Signature


                               William A. Shea, Jr., Director
                                                Name/Title


                              Northwest Asian Territory Family Trust III

September 11, 1996                  by /s/ J. A. Gommel

                                    Signature


                                     J. A. Gommel

                                    Trustee




September 11, 1996                  /s/ J. A. Gommel

                                    Signature


                              J. A. Gommel

                                    Name

                    Schedule A to Statement on Schedule 13D
                           Filed to Report Event of
                               September 5, 1996


      Information in Response to Item 2 through 6 of Schedule 13D with respect to Executive Officers and Directors of WINCO Corp. other than Filing Persons.
      [to be filed by amendment]